

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2023

Dixit Joshi
Chief Financial Officer
Credit Suisse AG
Paradeplatz 8
8001 Zurich, Switzerland

      Re: Credit Suisse AG
            Form 20-F for the Fiscal Year Ended December 31, 2021
            File No. 001-33434

Dear Dixit Joshi:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Finance

cc: Sebastian Sperber